Exhibit 99.1

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada www.cascades.com

Cascades Announces the Closure of Its Swedish Subsidiary

Cascades Djupafors

Kingsey Falls, Québec, April 9, 2014 — Today, Cascades Inc., a leader in the recovery and production of green packaging and tissue products, is announcing that, following a consultation process with the unions, it has reached an agreement concerning the closure of its subsidiary, Cascades Djupafors, located in Ronneby, Sweden.

Production at the mill will thus end definitively on June 30, 2014. Following the closure, a number of customers will be served by the mill in La Rochette, France. Agreements have already been reached with these customers in order to avoid any disruptions in deliveries.

“Today, it is with regret that we announce this difficult decision, which is the result of weak market conditions. The current economic situation in Europe is forcing us to reorganize our European production activities in order to compete. I would like to extend my sincere thanks to the employees in Djupafors for their work, and the loyalty they have demonstrated to Cascades over the years. We will be with them throughout this difficult time,” added President and Chief Executive Officer, Mario Plourde.

The plant, acquired by Cascades in 1989, has 130 employees and specializes in the manufacture of coated boxboard for folding boxes made from virgin fibres. It has an annual production capacity of 60,000 tonnes.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Riko Gaudreault Director, Investor Relations Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD  |  twitter.com/@CascadesSD  |  twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades